UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025
Commission File Number: 001-33869

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STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

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Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 28, 2025, the Board of Directors of Star Bulk Carriers Corp. (the “Company”) approved the Fourth Amended and Restated Bylaws of the Company, effective immediately, to change the quorum requirement for stockholders’ meetings from a majority of the issued and outstanding shares to one-third of the issued and outstanding shares entitled to vote at the meeting. A copy of the Company’s Fourth Amended and Restated Bylaws is attached to this Form 6-K as Exhibit 2.1.

INCORPORATION BY REFERENCE

The exhibit to this Form 6-K is hereby incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-286185) and Registration Statement on Form S-8 (File No. 333-176922), in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by the Company under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 28, 2025

Star Bulk Carriers Corp.

By:	/s/ Simos Spyrou
	Name:	Simos Spyrou
	Title:	Co-Chief Financial Officer

Exhibit Number	Description
2.1	Fourth Amended and Restated Bylaws